100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100 www.polymetmining.com

January 2, 2013

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. John Reynolds
Assistant Director

Re: Registration Statement on Form F-3 for PolyMet Mining Corp. (File No. No. 333-185071)

Dear Mr. Reynolds:

PolyMet Mining Corp. (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declaring the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POLYMET MINING CORP.

By: /s/ Douglas Newby
Name: Douglas Newby
Title: Chief Financial Officer

cc:

Shaz Niazi, United States Securities and Exchange Commission
Jim Lopez, United States Securities and Exchange Commission
Jonathan C. Cherry, PolyMet Mining Corp.
Henry I. Rothman, Troutman Sanders LLP
Joseph Walsh, Troutman Sanders LLP